NEWS RELEASE
FOR MORE INFORMATION
CONTACT:

Doughtie's Foods, Inc.:                          SYSCO:
Marion S. Whitfield, Jr.                         Toni R. Spigelmyer
Senior Vice President                            Assistant Vice President
757/399-2451                                     Investor and Media Relations
                                                 281/584-1458


                    SYSCO AND DOUGHTIE'S FOODS, INC. ANNOUNCE

                           DEFINITIVE MERGER AGREEMENT

         HOUSTON, May, 6, 1999 -- SYSCO Corporation (NYSE: SYY), the leading foodservice marketing and distribution organization in North America, and Doughtie's Foods, Inc. (NASDAQ: DOBQ) announced today that they have signed an Agreement and Plan of Merger with respect to the acquisition of Doughtie's by SYSCO, pursuant to a letter of intent which was signed and announced on February 17, 1999. In exchange for each share of Doughtie's common stock, Doughtie's shareholders will receive $17.00 per share in cash and/or stock. Approximately $14.00 per share will be paid at closing, with $3.00 held back for indemnification and other purposes, including expense reimbursement, for up to three years after closing.
         The purchase is subject to approval by regulatory authorities and Doughtie's stockholders. Closing is expected to be in July or August.
         Doughtie's Foods, Inc., founded in 1952, generates over $87 million in annual revenues and distributes a full line of institutional food products to more than 1,800 customers in Virginia, Maryland, North Carolina and Delaware.
         In a separate release, Doughtie's today announced sales and earnings for the quarter ended March 27, 1999.
         SYSCO, listed on the New York Stock Exchange, is the largest foodservice marketing and distribution organization in North America. Generating annualized sales in excess of $16 billion, SYSCO provides its products and services to about 300,000 customers. The SYSCO distribution network currently extends throughout the entire contiguous United States as well as portions of Alaska and Canada.
                                     - more -

         Safe Harbor statement under the Private Securities Litigation Reform Act of 1995:
The statements which are not historical facts contained in this press release are intended to be "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended. Such statements reflect the current views of SYSCO and Doughtie's, but involve certain risks and uncertainties including but not limited to the possibility that delay in obtaining required government and other approvals or other unforeseen occurrences could postpone the closing of the merger, or result in the termination of the merger agreement, the possibility that the net worth of Doughtie's at closing could result in a reduction in per share amount to be paid to Doughtie's shareholders at closing, the possibility that environmental and other contingencies contained in the merger agreement will not be resolved satisfactorily and will result in the termination of the merger agreement, risks associated with the uncertainty of future financial results, government approval processes, the effect of economic conditions and other uncertainties regarding Doughtie's and SYSCO's business, the price of SYSCO's common stock in the trading markets, the price of Doughtie's final definitive agreement and other matters, including uncertainties detailed in Doughtie's and SYSCO's filings with the Securities & Exchange Commission. The companies undertake no obligation to publicly update or revise any forward-looking statement whether as a result of new information, future events or otherwise.
                                      # # #